LESQ

LiveEsq

A PROFITABLE PLATFORM PROVIDING ACCESS TO INSTANT LEGAL SERVICES



Moving the Consultation Process **Back**



PRE LESQ



Ticket

Search for Attorney

Consultation

Retainer

Court Appearance

LESQ MODEL



Consultation During Police Encounter

Retainer

Court Appearance

Real-Time Consultation through video and audio capable platform simultaneously broadcasted on both sides of the communication

An Uber of Attorney Networks

A mobile application that will initiate a connection between an Attorney and the user through their Front Facing Camera (FFC) during an encounter with Police.

100% Free for the User.

The Attorneys Pay Us.

Market



1.245 Million Attorneys (*1)

26.4 Million Traffic Stops Annually (*2)

145,000 Law Degrees Issued Annually (*1)

(*1) Source: ABA Market Research Department, 4/2012
(*2) US Department of Justice

Management Team

Andro Samuel CEO

Anthony Draucikus Esq. CLO

Andro is a seasoned Financial and Management Expert specializing in creating, managing and expanding businesses. Prior to acquiring the duties as CEO of LiveEsq, he was the Managing Director of Continental Brokerage Group, an Insurance and Annuities brokerage in NJ while also managing a Mortgage ShortSale Processing Firm. Over 8 years of experience in ensuring profits are generated and investors are satisfied.

Anthony Draucikus is an Attorney practicing in both NJ & NY. He has successfully run and managed his practice for over 15 years. As one the most successful and dedicated in his area of practice he ensures that all Legal requirements are met and in accordicance with local and state laws. His proficiency in delivering the highest quality legal representation makes his contribution to the organization clear.

Providing accessible resources while Generating revenue from the Resources themselves.

Communities in every state throughout our Country are in need of a method to create accountability among those that police their streets.

There is an insatiable need throughout our Nation to solve a perceived commonality in the way police interact with minorities.

Financials 1.

Our revenue is generated from the Attorneys who are providing this Free Service.

- WHY WOULD THEY PAY US?
  - Attorneys spend up to $500 PER AD CLICK on sites like Google Bing & Yahoo.
- Attorneys Target People who are looking for representation most commonly Traffic Violations.
  - Furthermore. Attorneys depend on the Individuals own recollection of the event. There are things the Attorney may have noticed during the encounter which could assist in their defense, but without witnessing it first hand, they rely on untrained testimonial observations.

LiveEsq's Traffic Stop App also connects the Attorneys with a Local Driver

.

- This increases the probability that if a Ticket were received, the Attorneys are more likely to be Retained.

Current Model | Cost of Acquisition. Pre LESQ

✓ **(X) Online AD**
  ✓ Cost Per Click Range (CPC) $100-$1000
    ✓ Appointments generated per click = ¼
      ✓ Retainers signed 2/3 of ¼
        ✓ Revealing for every 4 visitors 1 sets an appointment-For every 3 appointments 2 Retainers are signed on average

✓ **(-) Referral**
  ✓ Highest Closing Ratio of 2/3
    ✓ 3 visitors on average generate 2 Retainers

✓ **(+) Mailer**
  ✓ "Saturation Method" Cost Range from $.40-45 per mailer
    ✓ Average Consultations Generated 1/500
      ✓ Average Retainers post Consultation 2/3
        ✓ Revealing 1 Consultation / 500 mailers sent
          ✓ And a 2 Retainers for every 3 appointments
            ✓ 1500 Mailers for every 2 retainers on average

Current Model Schematic. (CMS) Pre LESQ

KEY: (X) Online AD
(-) Referral
(+) Mailer


ATTORNEY
X - +
X - +
X - +
X - +
X - +
X - +
X - +
X - +
Market Barrier of Entry
TARGET

Financials 2.

There are 1.245 Million Attorneys.

- If we captured 10%
  - EQUALS 124,000 Attorneys
- IF we charged 25/month to be part of the Network (We will charge a minimum of $50-200 depending on area)
  - EQUALS 37,200,000 ANNUALLY
    - NOTE
      - THE AVERAGE RETAINER IS $750
      - IF they connect to two per year they make 300%+

DEVELOPMENT & OPERATION

Network Structure Design Development

- $84,000 Mobile development completion cost.
  - $6,400 ongoing server and data cost
    - ESTIMATED AT 250,000 user data per month
  - $350,000 Attorney Network **Expansion** nationwide

CONTACT INFO

Andro Samuel

(862) 226-4165

Asamuel@LiveEsq.com

WWW.LIVEESQ.COM

WWW.TRAFFICSTOPAPP.COM

